As filed with the Securities and Exchange Commission on February 3, 2020

Registration No. 811-01136
Registration No. 002-19458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Post-Effective Amendment No.	279	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	279	☒

(Check appropriate box or boxes)
GUGGENHEIM FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)
702 KING FARM BOULEVARD, SUITE 200, ROCKVILLE, MARYLAND 20850
(Address of Principal Executive Offices/Zip Code)
Registrant’s Telephone Number, including area code:
(301) 296-5100

Copies To:
Amy J. Lee Vice President and Chief Legal Officer 702 King Farm Boulevard Suite 200 Rockville, MD 20850	Julien Bourgeois Dechert LLP 1900 K Street, NW Washington, DC 20006
(Name and address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

Post-Effective Amendment No. 277 to the Registration Statement on Form N-1A (File No. 002-19458) (the “Registration Statement”) of Guggenheim Funds Trust (the “Registrant”) was filed on January 28, 2020, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”). This Post-Effective Amendment No. 279 to the Registration Statement is being filed pursuant to Rule 462(d) under the 1933 Act solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 279 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 279 relates to all series of the Registrant. This Post-Effective Amendment No. 279 does not modify any other part of the Registration Statement, and is not meant to supplant, supersede or otherwise affect Post-Effective Amendment No. 277 other than to modify Part C thereof. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 279 shall become effective immediately upon filing with the Securities and Exchange Commission. Part A and Part B of Post-Effective Amendment No. 277 are hereby incorporated by reference.

GUGGENHEIM FUNDS TRUST

PART C. OTHER INFORMATION
Item 28.    Exhibits

(a)	Amended and Restated Declaration of Trust - Previously filed with Post-Effective Amendment No. 277 to Registration Statement 2-19458 (filed January 28, 2020).*

(b)	Bylaws – Previously filed with Post-Effective Amendment No. 275 to Registration Statement 2-19458 (filed December 30, 2019).*

(c)	Reserved

(d)
(1)    Investment Management Agreement with Security Investors, LLC with respect to Guggenheim SMid Cap Value Fund (formerly, Guggenheim Mid Cap Value Fund), Guggenheim Small Cap Value Fund, Guggenheim StylePlus-Large Core Fund and Guggenheim World Equity Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(2)
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Large Cap Value Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(3)
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim StylePlus-Mid Growth Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(4)
Investment Advisory Contract with Security Investors, LLC with respect to Guggenheim Investment Grade Bond Fund, Guggenheim High Yield Fund and Guggenheim Municipal Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(5)
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Enhanced World Equity Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(6)
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Floating Rate Strategies Fund, Guggenheim Macro Opportunities Fund and Guggenheim Total Return Bond Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(7)
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Limited Duration Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(8)
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Risk Managed Real Estate Fund – Previously filed with Post-Effective Amendment No. 140 to Registration Statement 2-19458 (filed March 19, 2014).*

(9)
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Alpha Opportunity Fund – Previously filed with Post-Effective Amendment No. 150 to Registration Statement 2-19458 (filed September 24, 2014).*

(10)
Investment Sub-Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Municipal Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(11)
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Capital Stewardship Fund – Previously filed with Post-Effective Amendment No. 152 to Registration Statement 2-19458 (filed September 26, 2014).*

(12)	Investment Sub-Advisory Agreement with Concinnity Advisors, LP – Previously filed with Post-Effective Amendment No. 152 to Registration Statement 2-19458 (filed September 26, 2014).*

(14)
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Diversified Income Fund – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*

(15)
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Market Neutral Real Estate Fund – Previously filed with Post-Effective Amendment No. 196 to Registration Statement 2-19458 (filed February 25, 2016).*

(16)
Amendment to Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Total Return Bond Fund, Guggenheim Macro Opportunities Fund and Guggenheim Floating Rate Strategies Fund – Previously filed with Post-Effective Amendment No. 213 to Registration Statement 2-19458 (filed January 27, 2017).*

(17)
Amendment to Investment Advisory Contract with Security Investors, LLC with respect to Guggenheim Investment Grade Bond Fund – Previously filed with Post-Effective Amendment No. 213 to Registration Statement 2-19458 (filed January 27, 2017).*

(18)
Amendment to Investment Management Agreement with Security Investors, LLC with respect to Guggenheim SMid Cap Value Fund (formerly, Guggenheim Mid Cap Value Fund) and Guggenheim Small Cap Value Fund – Previously filed with Post-Effective Amendment No. 213 to Registration Statement 2-19458 (filed January 27, 2017).*

(19)
Second Amendment to Investment Advisory Contract with Security Investors, LLC with respect to Guggenheim Investment Grade Bond Fund – Previously filed with Post-Effective Amendment No. 242 to Registration Statement 2-19458 (filed January 29, 2018).*

(20)
Second Amendment to Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Total Return Bond Fund – Previously filed with Post-Effective Amendment No. 242 to Registration Statement 2-19458 (filed January 29, 2018).*

(21)
Second Amendment to Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Limited Duration Fund – Previously filed with Post-Effective Amendment No. 242 to Registration Statement 2-19458 (filed January 29, 2018).*

(22)
Amendment to Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Alpha Opportunity Fund – Previously filed with Post-Effective Amendment No. 242 to Registration Statement 2-19458 (filed January 29, 2018).*

(23)
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Ultra Short Duration Fund - Previously filed with Post-Effective Amendment No. 261 to Registration Statement 2-19458 (filed December 13, 2018).*

(e)	(1) Distribution Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*
(2)    Form of Underwriter-Dealer Agreement – Previously filed with Post-Effective Amendment No. 112 to Registration Statement 2-19458 (filed November 13, 2009).*

(f)	Not applicable

(g)	(1) Custodian Agreement-The Bank of New York Mellon – Previously filed with Post-Effective Amendment No. 69 to Registration Statement 2-59353 (filed April 30, 2013).*

(2)	Amended Schedule II to the Custodian Agreement-The Bank of New York Mellon – Previously filed with Post-Effective Amendment No. 261 to Registration Statement 2-19458 (filed December 13, 2018).*

(h)
(1)    Form of Expense Limitation Agreement - Guggenheim Partners Investment Management, LLC - Previously filed with Post-Effective Amendment No. 275 to Registration Statement 2-19458 (filed December 30, 2019).*

(2)	Form of Expense Limitation Agreement - Security Investors, LLC - Previously filed with Post-Effective Amendment No. 275 to Registration Statement 2-19458 (filed December 30, 2019).*

(3)	Transfer Agency Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(4)	Amendment to Transfer Agency Agreement – Previously filed with Post-Effective Amendment No. 208 to Registration Statement 2-19458 (Filed November 29, 2016).*

(5)	Fund Accounting and Administration Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(6)	Amendment to Fund Accounting and Administration Agreement – Previously filed with Post-Effective Amendment No. 208 to Registration Statement 2-19458 (filed November 29, 2016).*

(7)
Amendment to Transfer Agency Agreement and Fund Accounting and Administration Agreement – Previously filed with Post-Effective Amendment No. 261 to Registration Statement 2-19458 (filed December 13, 2018).*

(8)	Fund of Funds Waiver Agreement - Guggenheim Partners Investment Management, LLC – Filed herewith.

(9)	Fund of Funds Waiver Agreement - Security Investors, LLC – Filed herewith.

(10)
Form of Waiver Agreement pertaining to Guggenheim Macro Opportunities Fund - Guggenheim Partners Investment Management, LLC - Previously filed with Post-Effective Amendment No. 277 to Registration Statement 2-19458 (filed January 28, 2020).*

(i)	Legal Opinion with respect to each Fund – Previously filed with Post-Effective Amendment No. 278 to Registration Statement 2-19458 (filed January 30, 2020).*

(j)	Consent of Independent Registered Public Accounting Firm with respect to each Fund – Previously filed with Post-Effective Amendment No. 277 to Registration Statement 2-19458 (filed January 28, 2020).*
Not applicable

(k)	Not applicable

(l)	(1) Class A Distribution Plan – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*

(2)	Amendment to Schedule A of Class A Distribution Plan – Previously filed with Post-Effective Amendment No. 261 to Registration Statement 2-19458 (filed December 13, 2018).*
(3)     Class B Distribution Plan– Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*
(4)     Class C Distribution Plan– Previously filed with Post-Effective Amendment No. 138 to Registration Statement 2-19458 (filed January 28, 2014).*
(5)    Amendment to Exhibit A of Class C Distribution Plan – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 2-19458 (filed November 16, 2015).*
(6)    Class P Distribution Plan – Previously filed with Post-Effective Amendment No. 174 to Registration Statement 2-19458 (filed May 1, 2015).*
(7)    Amendment to Schedule A of Class P Distribution Plan – Previously filed with Post-Effective Amendment No. 261 to Registration Statement 2-19458 (filed December 13, 2018).*
(8)    Form of Specimen copy of Shareholder Service Agreement – Previously filed with Post-Effective Amendment No. 113 to Registration Statement 2-19458 (filed January 29, 2010).*

(m)	Amended and Restated Multiple Class Plan – Previously filed with Post-Effective Amendment No. 174 to Registration Statement 2-19458 (filed May 1, 2015).*

(n)	Reserved

(o)	Code of Ethics
(1)    Guggenheim Funds Trust, Security Investors, LLC, and Guggenheim Funds Distributors, LLC – Previously filed with Post-Effective Amendment No. 275 to Registration Statement 2-19458 (filed December 30, 2019).*
(2)    Guggenheim Partners Investment Management, LLC – Previously filed with Post-Effective Amendment No. 265 to Registration Statement 2-19458 (filed January 28, 2019).*
(3)    Concinnity Advisors, LP – Previously filed with Post-Effective Amendment No. 152 to Registration Statement 2-19458 (filed September 26, 2014).*

(p)	Powers of Attorney – Previously filed with Post-Effective Amendment No. 275 to Registration Statement 2-19458 (filed December 30, 2019).*
___________________________
*    Incorporated by reference.

Item 29.    Persons Controlled by or Under Common Control with Registrant
The Board of Trustees of the Registrant is the same as the board of certain other registrants, each of which has Security Investors, LLC (“Security Investors”), Guggenheim Partners Investment Management, LLC (“GPIM”), or an affiliate of Security Investors or GPIM, as its investment adviser. In addition, the officers of the Registrant are substantially identical to those of the other registrants. Nonetheless, the Registrant takes the position that it is not under common control with the other registrants because the power residing in the respective boards and officers arises as the result of an official position with the respective registrants.
The Trust through Guggenheim Macro Opportunities Fund, a separate series of the Trust, wholly owns and controls the Guggenheim Macro Opportunities Fund CFC ("Subsidiary"), a company organized under the laws of the Cayman Islands. The Subsidiary's financial statements will be included, on a consolidated basis, in the Fund’s annual and semi-annual reports to shareholders.
Item 30.    Indemnification
Article VII, Section III of the Registrant’s Declaration of Trust, which is filed hereunder, provides for indemnification of the Trustees, officers, employees and other agents of the Registrant who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.
A policy of insurance covering Security Investors, LLC, Guggenheim Funds Distributors, LLC, the Registrant and certain other registrants advised by Security Investors, GPIM, or an affiliate of Security Investors or GPIM insures the Registrant’s trustees and officers against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties. The independent trustees are also covered under a joint independent directors liability (“DL”) insurance policy that covers the independent trustees of the other registrants.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 31.        Business or Other Connections of Investment Adviser
Security Investors serves as investment adviser to Guggenheim Alpha Opportunity Fund, Guggenheim High Yield Fund, Guggenheim Investment Grade Bond Fund, Guggenheim Large Cap Value Fund, Guggenheim SMid Cap Value Fund, Guggenheim Municipal Income Fund, Guggenheim Small Cap Value Fund, Guggenheim StylePlus-Large Core Fund, Guggenheim StylePlus-Mid Growth Fund and Guggenheim World Equity Income Fund. Security Investors is primarily engaged in the provision of investment advisory and management services to mutual funds and private accounts. The directors and officers of Security Investors consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of Security Investors is or has been engaged in any other business, profession, vocation or employment of a substantial nature during the past two fiscal years. Information as to the executive officers and directors of Security Investors is included in its Form ADV as filed with the SEC (File No. 801-8008) pursuant to the Investment Advisers Act of 1940, as amended.

GPIM serves as investment adviser for Guggenheim Diversified Income Fund, Guggenheim Floating Rate Strategies Fund, Guggenheim Limited Duration Fund, Guggenheim Macro Opportunities Fund, Guggenheim Market Neutral Real Estate Fund, Guggenheim Total Return Bond Fund, Guggenheim Risk Managed Real Estate Fund, Guggenheim Capital Stewardship Fund and Guggenheim Ultra Short Duration Fund. GPIM also serves as investment sub-adviser to Guggenheim Municipal Income Fund. GPIM is primarily engaged in the provision of investment advisory and management services to registered investment companies and private accounts. The directors and officers of GPIM consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of GPIM is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Information as to the executive officers and directors of GPIM is included in its Form ADV as filed with the SEC (File No. 801-66786) pursuant to the Investment Advisers Act of 1940, as amended.
Item 32.    Principal Underwriters

(a)
Guggenheim Funds Distributors, LLC serves as the principal underwriter for the Registrant, Guggenheim Strategy Funds Trust, Guggenheim Variable Funds Trust, Rydex Series Funds, Rydex Variable Trust, Rydex Dynamic Funds and Transparent Value Trust.

(b)	The following information is furnished with respect to the directors and officers of Guggenheim Funds Distributors, LLC:

(1) Name and Principal Business Address	(2) Position and Offices with Underwriter	(3) Position and Offices with Registrant
Jerry Miller 330 Madison Avenue, 10th Floor New York, New York 10017	Chief Executive Officer and President	None

Dominick Colgiandro 42-40 Bell Boulevard, Suite 505 Bayside, New York 11361	Chief Operating Officer	None

Dennis R. Metzger 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Chief Compliance Officer	None

Kevin M. McGovern 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Vice President	None

Julie Jacques One Security Benefit Place Topeka, KS 66636	Chief Financial Officer and Treasurer	None

Amy J. Lee 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Vice President, General Counsel and Secretary	Trustee, Vice President and Chief Legal Officer

Elisabeth A. Miller 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Vice President	Chief Compliance Officer

Douglas Mangini 330 Madison Avenue, 10th Floor New York, New York 10017	Senior Vice President	None

(c)	Not applicable.

Item 33.    Location of Accounts and Records
Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Security Investors, LLC, One Security Benefit Place, Topeka, Kansas 66636-0001, 702 King Farm Blvd., Suite 200, Rockville, MD 20850, 40 East 52nd Street, 16th Floor, New York, NY, 10022, 330 Madison Avenue, 10th Floor, New York, New York 10017, 9401 Indian Creek Parkway, 40 Corporate Woods, Suite 850, Overland Park, KS 66210, 94 N. Broadway, Irvington, NY 10533 and 801 Montgomery Street, 2nd floor, San Francisco, California 94133; Four Corners Capital Management, LLC, 515 S. Flower Street, Suite 4310, Los Angeles, California 90071; Lexington Management Corporation, Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663; Meridian Investment Management Corporation, 12835 East Arapahoe Road, Tower II, 7th Floor, Englewood, Colorado, 80112; Strong Capital Management, Inc., 100 Heritage Reserve, Menomonee Falls, Wisconsin, 53051; Templeton/Franklin Investment Services, Inc., 777 Mariners Island Boulevard, San Mateo, California 94404; OppenheimerFunds, Inc., 498 Seventh Avenue, New York, New York 10018; Wellington Management Company, LLP, 75 State Street, Boston, Massachusetts 02110; Northern Trust Investments, N.A., 181 W. Madison, Chicago, Illinois 60675 and Deutsche Asset Management, Inc., 345 Park Avenue, New York, New York 10154. Records relating to the duties of the Registrant’s custodian are maintained by Chase Manhattan Bank, 4 Chase MetroTech Center, Brooklyn, New York 11245; State Street Bank and Trust Company, 801 Pennsylvania, Kansas City, Missouri 64105; Banc Of America Securities, LLC 9 West 57th Street, New York, New York 10019 and The Bank of New York Mellon, 2 Hanson Place, 9th Floor, Brooklyn, New York 11217.
Item 34.    Management Services
Not applicable.
Item 35.    Undertakings
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940, the Registrant has duly caused Post-Effective Amendment No. 279 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 3rd day of February 2020.
GUGGENHEIM FUNDS TRUST
(Registrant)
By:        /s/ BRIAN E. BINDER
Brian E. Binder, President and Chief Executive Officer
Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 3rd day of February 2020.

Randall C. Barnes Trustee	GUGGENHEIM FUNDS TRUST
Angela Brock-Kyle Trustee	By: /s/ Amy J. Lee Amy J. Lee, Trustee, Vice President, Chief Legal Officer and Attorney-In-Fact for the Trustees Whose Names Appear Opposite
Donald A. Chubb, Jr. Trustee	By: /s/ John L. Sullivan John L. Sullivan, Chief Financial Officer, Treasurer and Chief Accounting Officer
Jerry B. Farley Trustee	By: /s/ Brian E. Binder Brian E. Binder, President and Chief Executive Officer
Roman Friedrich III Trustee
Thomas F. Lydon, Jr. Trustee
Ronald A. Nyberg Trustee
Sandra G. Sponem Trustee
Ronald E. Toupin, Jr. Trustee

EXHIBIT LIST

(h)(8)	Fund of Funds Waiver Agreement - Guggenheim Partners Investment Management, LLC

(h)(9)	Fund of Funds Waiver Agreement - Security Investors, LLC